UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-38781

HEXO Corp.

(Translation of registrant’s name into English)

490 Boulevard St-Joseph, Suite 204

Gatineau, Québec, Canada J8Y 3Y7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Exhibits 99.1 and 99.2 included with this Report on Form 6-K are hereby incorporated by reference into the Registration Statement on Form F-10 of HEXO Corp. (File No. 333-228924).

Exhibit	Description

99.1	Condensed interim consolidated financial statements for the three and six months ended January 31, 2019 and 2018

99.2	Management’s Discussion and Analysis for the three months ended January 31, 2019

99.3	Form 52-109F2 — Certification of Interim Filings - CEO

99.4	Form 52-109F2 — Certification of Interim Filings - CFO

99.5	Press Release dated March 14, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO Corp.

Date: March 14, 2019	/s/ Ed Chaplin
Chief Financial Officer